CLIFFORD CHANCE US LLP Tel + 1 212 878 8000 Fax + 1 212 878 8375 www.cliffordchance.com

July 19, 2017

VIA EDGAR

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	CNL Strategic Capital, LLC Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted February 17, 2017 Responses to Staff comments made by letter dated March 3, 2017

Dear Ms. Daniels and Mr. Lopez:

On behalf of our client, CNL Strategic Capital, LLC (the “Company”), set forth below are the responses of the Company to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated March 3, 2017 (the “Comment Letter”) and by various telephonic conversations with the Staff in connection with the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”), which was submitted on February 17, 2017 to the SEC on a confidential basis pursuant to Title I, Section 106 of the Jumpstart Our Business Startups Act of 2012. Concurrently with the submission of this response letter, the Company is confidentially submitting Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”). The Amended Registration Statement has been updated in response to the Staff’s comments made in the Comment Letter.

The Company’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and communicated telephonically, and are numbered accordingly.

All page references in the responses below are to the pages of a marked copy of the Amended Registration Statement (the “Marked Copy”), which was submitted today by the Company via EDGAR, unless otherwise specified.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

July 19, 2017

General

1.	We note your response to comment 15. We have referred your analysis to the Division of Investment Management for further review and consideration.

In response to the Staff’s comment, the Company makes reference to its supplemental response that was emailed to the Division of Investment Management on March 27, 2017 as set forth on Exhibit A hereto and its supplemental responses which were filed via EDGAR on April 12, 2017, May 15, 2017 and June 8, 2017.

2.	We note the revised disclosures and responses to comments 9, 19 and 22. We are considering your responses and may have further comment.

The Company acknowledges the Staff’s comment.

3.	We note from your response to comment 2 that supplemental sales materials will be used after effectiveness. Please submit all sales material to us prior to its use, whether it is to be used before or after the registration statement is declared effective. Please refer to Item 19.B of Industry Guide 5. In addition, please confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

The Company acknowledges the Staff’s comment, and supplementally confirms that it will provide the Staff sales materials prior to use for the duration of the registered offering.

4.	We note your revised disclosure and response to comments 3 and 26. Please balance your prior performance disclosure with a narrative summary that discusses major adverse business developments or conditions experienced by CNL and its affiliates.

In response to the Staff’s comment, the Company has revised the disclosure on pages 52 and 56 of the prospectus as requested.

Estimated Use of Proceeds, page 45

5.	We note your response to comment 18. Please advise us why you believe disclosure of estimated amounts for wholesaling activities should not be included in the Estimated Use of Proceeds section. We note that Industry Guide 5 provides that “Estimated amounts to be paid to the General Partner and its affiliates should be identified” in Use of Proceeds.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

July 19, 2017

In response to the Staff’s comment, the Company supplementally advises the Staff that Industry Guide 5 provides that the use of proceeds tabular summary in the prospectus should include “estimates of the public offering expenses (both organizational and sales)” and “estimated amounts to be paid to the General Partner and its affiliates should be identified.” In the “Estimated Use of Proceeds” section of the prospectus, the Company has disclosed estimated upfront selling commissions, dealer manager fees and other organizational and offering expenses, which represent all “public offering expenses” to be paid by the Company to the Managing Dealer. Accordingly, the total amount of estimated public offering expenses has been disclosed in the “Estimated Use of Proceeds” section of the prospectus in compliance with Industry Guide 5. Additionally, the Company has included additional disclosure in footnote (2) to the tables to clarify its treatment of wholesaling activities, and believes that no further disclosure is required nor material to an investor’s investment decision.

Determination of our Net Asset Value, page 49

6.	We note your revised disclosure and response to comment 24. We are unable to locate disclosure explaining whether and how investors will be able to identify your assets and information necessary to make their own assessments as to value. Please revise accordingly.

In response to the Staff’s comment, the Company respectfully directs the Staff to the current disclosure on page 48 of the prospectus under the caption “Determination of Net Asset Value—Determination of Our Net Asset Value” which addresses the Staff’s comment:

“Level 3: Valuations based on inputs that are unobservable and where there is little, if any, market activity at the measurement date. The inputs for the determination of fair value may require significant management judgment or estimation and is based upon management’s assessment of the assumptions that market participants would use in pricing the assets or liabilities. These investments include debt and equity investments in private companies or assets valued using the market or income approach and may involve pricing models whose inputs require significant judgment or estimation because of the absence of any meaningful current market data for identical or similar investments. The inputs in these valuations may include, but are not limited to, capitalization and discount rates and earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiples. The information may also include pricing information or broker quotes which include a disclaimer that the broker would not be held to such a price in an actual transaction. Certain investments may be valued based upon estimated value of underlying collateral and include adjustments deemed necessary for estimates of costs to obtain control and liquidate available collateral. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimer would result in classification as Level 3 information, assuming no additional corroborating evidence.”

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

July 19, 2017

The Company also directs the Staff to the disclosure under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Use of Estimates—Valuation of Assets.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Use of Estimates

Basis of Presentation, page 59

7.	We note your response to comment 27 in which you explain why you believe the use of the specialized accounting principles in ASC Topic 946 is appropriate. Please note that we have referred your response to this comment to the Division of Investment Management for further review and consideration.

In response to the Staff’s comment, the Company makes reference to its supplemental response which was filed via EDGAR on May 15, 2017.

Share Repurchase Program, page 139

8.	We note the disclosure on page 141 that the Company intends to seek assurance from the Staff of the SEC that it will not recommend that the SEC take enforcement action under Rule 13e-4 and Regulation 14E under the Exchange Act if it repurchases shares through its proposed share repurchase program in the manner described in this section. We also note that, under the proposed plan, the Company may repurchase up to 10% of the weighted average number of Class A, Class T or Class I shares, respectively, of its outstanding shares in any 12-month period. Please be aware that plans such as yours have traditionally been limited to 5% of the weighted average number of shares outstanding in any 12-month period. In addition, please advise whether the reference to the Company potentially not receiving “exemptive relief” is limited to the request for exemptive relief from Rule 102(a) of Regulation M given that the Commission has not historically granted exemptive relief in connection with Rule 13e-4 and Regulation 14E in this context. If such reference was meant to include the request for no-action relief, please revise accordingly.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

July 19, 2017

In response to the Staff’s comment, the Company has revised the disclosure on page 142 of the prospectus to address the share repurchase limitation. Additionally, in response to the Staff’s comment, the Company has revised the disclosure on page 144 of the prospectus to clarify under which circumstances the Company intends to seek no-action and exemptive relief.

Additional Comments

9.	In a telephonic conversation with Ms. Hillary Daniels, the Staff has asked the Company to acknowledge that it will disclose the formation transactions in the Registration Statement to the extent the Company is required to under applicable federal securities laws, as previously discussed in the Company’s response to the Staff’s prior comment 10.

In response to the Staff’s comment, the Company supplementally advises the Staff that it will disclose the formation transactions in the Registration Statement to the extent the acquisitions become probable (within the context of applicable federal securities laws) prior to effectiveness.

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

July 19, 2017

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-8324 or Jay L. Bernstein at (212) 878-8527.

Sincerely,

/s/ Jason D. Myers

Jason D. Myers

cc:	CNL Strategic Capital, LLC
Holly J. Greer

Clifford Chance US LLP
Jay L. Bernstein
Larry P. Medvinsky
Clifford R. Cone

CLIFFORD CHANCE US LLP

Exhibit A

The Company supplementally advises the staff of the Securities and Exchange Commission (the “Commission”) that it has not been organized and will not be operated as a special situation investment company, as that term has been interpreted by the Commission and its staff.

Rule 3a-1 promulgated under the Investment Company Act of 1940, as amended (the “1940 Act”), contains the sole reference to the term “special situation investment company” in the rules adopted by the Commission under the 1940 Act. The term, however, is not defined in Rule 3a-1 or anywhere else in the Commission’s rules, nor is it defined within the 1940 Act itself.1

In the proposing release to Rule 3a-1 of the 1940 Act, the Commission stated that “[s]pecial situation investment companies are companies which secure control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities.”2 The types of companies that have been characterized by the Commission in Commission releases or in judicial proceedings as special situation investment companies are those that, as part of their history and their stated business purpose, engage in a pattern of acquiring large or controlling blocks of publicly listed securities typically in under-performing or distressed publicly traded companies, attempting to control or to exert a controlling influence over these companies, improving their performance and then disposing of acquired share positions at a profit once the acquired shares start to trade at higher values. See e.g., Bankers Sec. Corp. v. SEC, 146 F.2d 88 (3d Cir. 1944). Special situation investment companies also follow a policy of shifting from one investment to another because greater profits seem apparent elsewhere.3

Here, the Company will be primarily engaged, through its wholly-owned and majority-owned subsidiaries, in the non-investment company businesses of these subsidiaries. 4 The subsidiaries acquired by the Company are expected to be concentrated in the consumer products, business services and light manufacturing industries, as well as in other durable, middle-market businesses. The Company is not seeking to acquire under-performing or distressed businesses, but high performing companies with top management teams. The Company does not intend to acquire businesses that, at the time of acquisition, are distressed or in the midst of a turnaround—a statement made explicitly in the Registration Statement. Further, as disclosed in the Registration Statement, playing an active role in the management of the businesses it acquires is central to the Company’s business strategy. The Company, through the Manager and the Sub-Manager, expects to be actively engaged in the acquired businesses in several areas, including (i) strategic direction and planning, (ii) supporting add-on acquisitions and exposing senior management to new business contacts, (iii) balance sheet management, (iv) capital markets strategies, and (v) optimization of working capital. The Company also does not expect to acquire large or controlling blocks in publicly traded companies as an element of its acquisition strategy.

1 See, Investment Company Act of 1940; Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking & Currency, 76th Cong., 3d Sess. pt. 1 at 234 (1940) (statement of David Schenker, Chief Counsel, Securities and Exchange Commission). There are very few examples over the years of the Commission having considered whether an issuer is a special situation investment company. See, e.g., In the Matter of Lehman Bros. Atlas Corp and Radio-Keith-Orpheum Corp., Inv. Co. Act Rel. No. 660 (Jun. 1, 1944) (“In its registration statement filed with this Commission pursuant to the Investment Company Act of 1940, Atlas states that its general policy has been to invest in so-called “special situation” companies, the securities of which at the time seem unattractive but which if financially or otherwise rehabilitated can ultimately be resold at a profit.”)

2 See, Rule 3a-1 Proposing Release, Certain Prima Facie Investment Companies, Investment Co. Act Rel. No. 10937 at n.19 (Nov. 13, 1979).

3 See, In the Matter of Frobisher Limited, 27 SEC (Mar. 30, 1948); In re Northeast Capital Corporation, 37 SEC 715, (Apr. 15, 1957). Entrepreneurial Assistance Group, Inc., (SEC No-Action Letter avail. Dec. 5, 1974). See also, Citizens Growth Properties (I.C. Release No. 812-5854, November 5, 1984 - Application filed pursuant to Section 6(c) of the Act); Bankers Sec. Corp. v. SEC, 146 F.2d 88 (3d Cir. 1944).

4 See, Edmund H. Kerr, The Inadvertant Investment Company: Section 3(a)(3) of the Investment Company Act, 12 Stan. L. Rev. 29 (1959-60) (citing to Bankers Sec. Corp. v. SEC, 146 F.2d 88 (3d Cir. 1944) (stating that “[s]pecial situation companies invest in a company and obtain control of it, not to engage in the company’s line of business, but to rehabilitate it with management reforms in order to enhance the selling value of the holdings”)).

CLIFFORD CHANCE US LLP

In the Registration Statement, the Company states that as long as the businesses it acquires continue to perform, continue to be leaders in their industry and continue to exhibit potential for future growth, the Company intends to continue to own and assist in the operation of such companies. Although disposition of acquired companies remain a part of the Company’s business strategy, the Company’s disclosure indicates that any exit decisions will be made with the objective of maximizing shareholder value and with the intention that such underlying businesses will be held for the long-term. Additionally, the Company states explicitly that it has no current intention to merge with or into its underlying businesses, nor does the Company have any current intention of engaging in a strategic merger or acquisition. The Company does not believe that any potential monetization of its underlying businesses, which would occur over time based on factors specific to each business, market conditions and other relevant information, should lead to a conclusion that the Company has acquired and intends to dispose of such businesses “for the primary purpose of making a profit in the sale of the securities of such companies.”5

Moreover, prior to completing any new business acquisition, the Company will assess such acquisition in terms of how such acquisition may impact the Company’s exclusion from registration as an investment company under the 1940 Act and will on an ongoing basis monitor its holdings to ensure ongoing compliance with such exclusion.

5 See In the Matter of Frobisher Limited, supra note 3.

CLIFFORD CHANCE US LLP

Lastly, neither the Company nor its counsel is aware of any instance in which the Commission or its staff has concluded that a holding company primarily engaged in operating businesses through its subsidiaries is a special situations investment company because of the potential sale of one or more underlying businesses held over a long-term time horizon. Rather, the Commission’s and its staff’s consistent interpretation of special situation investment companies has been that they are companies whose primary and sole purpose is to acquire controlling stakes in companies to be sold efficiently and profitably, and then immediately move on to the next lucrative acquisition.6

For all of the reasons outlined herein as well as in the Company’s response letter to the staff dated February 16, 2017, the Company respectfully submits that it has not been organized and will not be operated to fall within the definitions of an investment company under Sections 3(a)(1)(A) or 3(a)(1)(C), nor will it be a special situation investment company as that term has been interpreted by the Commission and its staff. Furthermore, Clifford Chance US LLP intends to issue an opinion to the Company upon effectiveness of the Registration Statement stating that the Company is not required to register under the 1940 Act.

6 See United States Corporation 10 SEC 1145 (Feb. 12, 1942) (“There is no evidence that the applicant has acquired a diversified portfolio or has had a policy of shifting its investments—like ‘special situation’ companies—because greater profits or greener pastures seem to be apparent elsewhere.”)